

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

James Fry
Executive Vice President, General Counsel,
and Corporate Secretary
Swift Holdings Corp.
2200 South 75th Avenue
Phoenix, AZ 85043

> **Re: Swift Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 3, 2010**
> **File No. 333-168257**

Dear Mr. Fry:

We note your response to our prior comment letter to you dated August 18, 2010 and have the following additional comments. Please note that the page numbers below reference the marked copy of your filing provided by counsel.

Summary, page 1

Overview, page 1

1. We note your response to our prior comment four. Please revise to either provide your revenues and net losses for you most recent audited period and interim stub before your discussion about your growth between 1991 – 2006, or delete these growth statistics as they no longer seem relevant and the audited financials accompanying that time frame are not included in this filing. Similarly revise on page 48.

2. Refer to the sentence immediately before your summary financial table on page 2. Please delete the term "improving," as you have had losses in the last 2 years and as investors will determine whether they consider your financial performance to be improving based on the numbers you provide.

Risk Factors, page 17

Our business is subject to general economic and business factors, page 17

3. Please continue to update this risk factor, as necessary, to reflect recent economic data and trends affecting your industry.

We have significant ongoing capital requirements, page 32

4.   We note your response to our prior comment 19. Please include a separate risk factor to discuss that you currently do not meet your minimum fixed charged ratio, which limits your ability to incur additional debt and satisfy its ongoing capital requirements. Disclose the required minimum required fixed charged ratio and your current fixed charged ratio.

5.   In regards to the senior secured notes, please also clarify what you mean by the covenant restricting your ability to incur "incremental indebtedness." In this regard, please address or tell us how, or if, this may relate to the new senior credit facility that you plan to enter into.

Use of Proceeds, page 38

6.   We note that you intend to use a portion of the net proceeds from the offering to repay a portion of your existing debt. For that reason, please expand your Summary and Selected Historical Consolidated Financial and Other Data to also provide a related pro forma (or an "adjusted pro forma") earnings (loss) per share figure for the most recent fiscal year and interim period presented. This figure should give effect to the repayment of debt from the use of proceeds of the offering. It should assume the issuance of only those shares whose proceeds are to be used to pay down your outstanding debt. A footnote to the table should be provided explaining the computation of the (adjusted) pro forma earnings (loss) per share data.

Dilution, page 42

7.   Please provide us with a table that illustrates your computation of net tangible book value, in the aggregate and on a per share basis, assuming the exercise of all options. Explain to us the purpose of this disclosure. Finally, please explain how you plan to consider and present the $16.4 million impact of the "one-time non-cash equity compensation charge" disclosed in Note 4 on page 41 in your computation.

Revenue and Expenses, page 49

8.   Please revise the row headings of your table to indicate that the numbers refer to either a potential increase or decrease in operating income and operating revenue.

Operations, page 88

9.   We note your response to our prior comment two. Please revise to state you strive to provide what you believe to be "timely, efficient, safe, and cost effective" services or advise.

Customers and Marketing, page 95

10.   We note your response to our prior comment 35, but we appear to not have been provided this list. As such, please provide the Staff with a list of awards, as you do not appear to have included it.

Report of Independent Registered Accounting Firm, page F-20

11.   We refer you to comment 40 from the staff letter dated August 18, 2010 and your response which indicated certain changes made throughout the document filed on September 3, 2010. Although we note your response with regard to the dual date on the accountants' report, it does not appear you have made the changes to your disclosure as indicated. Therefore, we re-issue the comment. Please revise accordingly or tell us the location of the disclosures.

Exhibits

12.   Please file all schedules and exhibits to your senior secured credit facility agreement or advise as to why this is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-33210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Richard Aftanas, via facsimile (917) 777-4112